Exhibit 99.1

ECMOHO Announces Fourth Quarter Unaudited Financial Results and Fiscal Year 2020 Audited Financial Results

SHANGHAI, CHINA – April 30, 2021 – ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), a leading integrated solutions provider in the non-medical health and wellness market in China, today announced its audited financial results for the fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•	Total net revenue was US$71.9 million for the fourth quarter of 2020.
•	Gross margin for the fourth quarter of 2020 was 25%, compared to 17% for the fourth quarter of 2019.
•	The number of cumulative paying consumers[1] was 10.9 million as of December 31, 2020 as compared to 8.2 million as of December 31, 2019.
•	Repeat purchase rate[2] reached 37.1% in the year ended December 31, 2020 as compared to 35% in the year ended December 31, 2019.

1 “Cumulative paying consumers” refers to the customers that have placed one or more orders purchasing products through our self-operated flagship stores on third-party e-commerce platforms, the Company's channels on Douyin.

2 “Repeat purchase rate” refers to the percentage of paying consumers in the period indicated who had made more than one purchase with us in such period or in prior periods.

“As a result of our continued efforts to optimize our brand portfolios and improve operating efficiency, we are thrilled to report sequentially improved fourth quarter and full-year results,” said Ms. Zoe Wang, co-founder and Chief Executive Officer of ECMOHO Limited. “We believe ECMOHO is poised to benefit from the rising penetration of our online health and wellness products, taking full advantage of the tremendous structural growth opportunities within the health and wellness industry. We are well-positioned to capture the growth potential of shopping platform channel diversification such as Douyin, Kuai Shou, and PDD.”

Mr. Leo Zeng, Chief Operating Officer and Acting Chief Financial Officer, commented, “We are pleased to report positive operating cash flow in 2020. Our total cash conversion days have further decreased in the fourth quarter, reflecting a healthy and stable working capital position while meeting our stated guidance from last quarter. Our gross margin has significantly improved compared to a year ago due to our operating efficiency improvement strategy. Going forward, we intend on focusing our efforts to further executing our key business initiatives and providing high quality products that will fuel further margin growth for our Company.”

Full Year 2020 Financial Results

Total net revenues were US$304.9 million in 2020, compared to US$329.5 million in 2019.

Cost of revenues were US$246.3 million in 2020, compared to US$257.4 million in 2019.

Operating expenses were US$72.3 million in 2020, as compared with US$67.5 million in 2019. Operating expenses represented 23.7% of net revenues in 2020, compared with 20.5% of net revenues in 2019.

•

Fulfillment expenses were US$14.4 million in 2020, compared to US$17.0 million in 2019. The decrease was primarily due to a 19.3% decrease in logistic expense as we experienced a decrease in the number of product shipments in line with our decreased revenues in 2020 and lower unit expenses that we paid to third-party logistics providers. As a percentage of total net revenues, our fulfillment expenses decreased from 5.2% in 2019 to 4.7% in 2020.

•

Sales and marketing expenses were US$45.8 million in 2020, compared to US$40.2 million in 2019. The increase was primarily due to an increase in advertising costs as we launched more promotional events to market our products. As a percentage of total net revenues, our sales and marketing expenses increased from 12.2% in 2019 to 15.0% in 2020.

•

General and administrative expenses were US$11.0 million in 2020, compared to US$8.5 million in 2019. The increase was primarily due to higher professional service fees post IPO, such as audit fee, legal fee and insurance expense. As a percentage of total net revenues, our general and administrative expenses increased from 2.6% in 2019 to 3.6% in 2020.

•	Research and development expenses were US$1.0 million in 2020, compared to US$1.8 million in 2019. The decrease was primarily due to a reduced headcount in the R&D department in the period.

Operating loss was US$13.7 million in 2020, as compared to operating income of US$4.6 million in 2019.

Non-GAAP operating loss was US$13.2 million in 2020, compared with Non-GAAP operating income of US$6.2 million in 2019.

Net loss was US$13.5 million in 2020, compared with net income of US$1.9 million in 2019.

Non-GAAP net loss was US$13.0 million in 2020, compared with Non-GAAP net income of US$3.5 million in 2019.

Balance Sheet and Cash Flow

As of December 31, 2020, the Company had US$45.28 million in cash, cash equivalents and restricted cash.  Our operating cash flow was US$21.60 million, which turned to positive in 2020, compared to negative in 2019. Inventories as of December 31, 2020 decreased by 29% from September 30, 2020, as the company committed to improve the efficiency of inventory and cash flow management.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, as supplemental measures to review and assess its financial and operating performance.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited is net income (loss) attributable to ordinary shareholders of ECMOHO Limited excluding the impact of share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by four.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations and non-GAAP net income (loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited, and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income (loss) from operations and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of ECMOHO Limited and net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled “Reconciliations of GAAP and Non-GAAP Results.”

All quarterly results referred to in the text, tables and attachments to this press release are unaudited.

Recent Developments

On April 27, 2021, Ms. Grace Fu was appointed as a successor independent director to serve on the board of directors (the “Board”) of ECMOHO, replacing Dr. Rachel Sang, effective April 27, 2021. Dr. Rachel Sang resigned from her position as an independent director of the Company, effective on the same date. Ms. Fu also replaced Dr. Sang as a member of the audit committee of the Board, a member of the compensation committee of the Board and the chair and a member of the nominating and corporate governance committee of the Board. Dr. Sang’s resignation was for personal reasons, which did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice.

ECMOHO filed its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended December 31, 2020 with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2021. The Annual Report can be accessed on the Company’s investor relations website at https://ir.ecmoho.com/ and on the the SEC’s website at https://www.sec.gov/. The Company will provide a hard copy of the Annual Report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s Investor Relations Department at ir@ecmoho.com.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. The exchange rate used for translation at December 31, 2020 was US$1.00 = RMB6.5249 representing the index rates stipulated by the People’s Bank of China.

The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. For example, the Company’s statements about its expectations for Company performance in 2020, its strategy and industry outlook are forward-looking statements and are inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is a leading integrated solution provider in the non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Through over eight years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.

Investor Relations

Email: IR@ecmoho.com

ECMOHO LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of December 31, 2019	As of December 31, 2020
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	49,099	45,284
Restricted cash	2,000	-
Accounts receivable, net	49,829	42,006
Inventories, net	49,895	33,263
Prepayments and other current assets	21,366	9,200
Loan receivable	-	646
Total current assets	172,189	130,399
Property and equipment, net	1,429	967
Intangible assets	1,312	565
Operating lease right-of-use assets	1,204	2,434
Long-term investments	-	5,904
Deferred tax assets, net	787	829
Other non-current assets	1,539	1,530
Total assets	178,460	142,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	34,516	16,943
Accounts payable	26,439	24,191
Amounts due to related parties	16,233	9,401
Advances from customers	1,043	731
Operating lease liabilities, current	1,052	411
Salary and welfare payable	719	821
Tax payable	3,043	3,574
Accrued liabilities and other current liabilities	10,517	5,039
Total current liabilities	93,562	61,111
Deferred taxes liabilities	139	24
Operating lease liabilities, non-current	69	1,939
Total liabilities	93,770	63,074

Shareholders’ equity:
Class A Ordinary Shares, US$ 0.00001 par value	1	1
Class B Ordinary Shares, US$ 0.00001 par value	1	1
Additional paid-in capital	105,944	108,370
Accumulated other comprehensive (loss) income	(2,265)	4,037
Accumulated deficit	(19,556)	(32,855)
Total ECMOHO Limited shareholders’ equity	84,125	79,554
Non-controlling interests	565	-
Total shareholders’ equity	84,690	79,554
Total liabilities and shareholders’ equity	178,460	142,628

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for share and per ADS data)

	For The Years Ended
	December 31,	December 31,
	2019	2020
	US$	US$
Total net revenues	329,480	304,939
Total cost of revenue	(257,431)	(246,300)
Gross profit	72,049	58,639
Operating expenses(1):
Fulfillment expenses	(16,957)	(14,399)
Sales and marketing expenses	(40,206)	(45,754)
General and administrative expenses	(8,497)	(11,037)
Research and development expenses	(1,808)	(1,106)
Other operating income	35	-
Total operating expenses	(67,433)	(72,296)
Operating income (loss)	4,616	(13,657)
Finance expense, net	(2,514)	(2,615)
Foreign exchange (loss) gain, net	(393)	979
Other income, net	475	1,800
Income (loss) before income tax expenses	2,184	(13,493)
Income taxes (expenses) benefits	(250)	7
Net income (loss)	1,934	(13,486)
Less: Net loss attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders	(362)	(186)
Net income (loss) attributable to ECMOHO Limited	2,296	(13,300)
Less: Accretion on Series A convertible redeemable preferred shares to redemption value	(1,022)	-
Less: Accretion to redemption value of redeemable non-controlling interests	(312)	-
Net income (loss) attributable to ECMOHO Limited’s ordinary shareholders	962	(13,300)

Net earnings (loss) per share attributable to ECMOHO Limited’s ordinary shareholders
—basic	0.01	(0.10)
—diluted	0.01	(0.10)

Net earnings (loss) per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	0.04	(0.38)
—diluted	0.03	(0.38)

Weighted average number of Ordinary Shares
—basic	98,104,216	139,619,496
—diluted	115,644,864	139,619,496

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For The Years Ended
	December 31,	December 31,
	2019	2020
	US$	US$
Fulfillment expenses	3	41
Sales and marketing expenses	366	193
General and administrative expenses	1,198	212
Research and development expenses	8	29
Total Share-based compensation expenses	1,575	475

ECMOHO LIMITED

Reconciliations of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except for share and per ADS data)

	For The Years Ended
	December 31,	December 31,
	2019	2020
	US$	US$
Operating income (loss)	4,616	(13,656)
Add: Share-based compensation expenses	1,575	475
Non-GAAP Operating income (loss)	6,191	(13,181)

Net income (loss)	1,934	(13,486)
Add: Share-based compensation expenses	1,575	475
Non-GAAP Net income (loss)	3,509	(13,011)

Net income (loss) attributable to ECMOHO Limited’s ordinary shareholders	962	(13,300)
Add: Share-based compensation expenses	1,575	475
Non-GAAP Net income (loss) attributable to ECMOHO Limited’s ordinary shareholders	2,537	(12,825)
Non-GAAP net earnings (loss) per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	0.10	(0.37)
—diluted	0.09	(0.37)

Weighted average number of Ordinary Shares
—basic	98,104,216	139,619,496
—diluted	115,644,864	139,619,496